October 14, 2004

Laura Hatch
Securities and Exchange Commission
Judiciary Plaza
450 5th Street, N.W.
Washington, D.C. 20549

                      Re:   The Gabelli Utility Trust
                            (File Nos. 333-118701 and 811-09243) (the "Fund")
                            -------------------------------------------------

Dear Ms. Hatch:

         We are in receipt of your comment letter dated September 30, 2004 with respect to the Fund's Registration Statement on Form N-2 (the "Registration Statement "). The Fund has considered your comments on the Registration Statement and has authorized us to make on its behalf the responses set forth herein.

         These changes have been reflected in pre-effective amendment No. 1 to the Registration Statement filed on or about the date hereof. Pre-Effective Amendment No. 1 has been marked to show all changes made to the Registration Statement since the filing of the Registration Statement.

         For ease of reference, the comments of the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") are set forth below. The response of the Fund to each of the Staff's comments is set forth immediately below the text of the comment to which it relates. The headings below correspond to the headings as set forth in the Staff's comment letter. The references to comment numbers are to the comment numbers as they appear in this letter. Capitalized terms not defined herein have the meanings assigned to such terms in the Registration Statement.


                                   PROSPECTUS
                                   ----------

Cover Page
----------

1. The prospectus states, "For every four Rights that you receive, you may buy one new Common Share of the Fund." Please note that the ratio of a transferable rights offering that is offered at below net asset value should not exceed one new share for each three rights held. Please amend this policy accordingly.

         The ratio of the Fund's proposed offering of one to four does not exceed the Staff's "one to three" rule and no amendment to this policy is required. In addition, the Fund notes that it expects that the offering will be made at a price above net asset value

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October 14, 2004
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as have the past two rights offerings made by the Fund, in which case the
Staff's "one to three" rule does not apply.

Prospectus Summary
------------------

2. Under the heading "Use of Proceeds" on page 4 it states, "the Investment Adviser expects to invest such proceeds in accordance with the Fund's investment objectives and policies within six months after receipt of such proceeds." Please state the reasons for the expected delay to invest the proceeds from this offering in this section and elsewhere as appropriate.

         The Fund has complied with this comment by revising this disclosure to state that the Fund's investment adviser expects that the investment of the proceeds of the offering will be substantially complete within three months after receipt of such proceeds, but the identification of appropriate investments using the investment adviser's investment style or changing market conditions may cause the investment period to extend to as long as six months.

3. Special Risk Considerations - As stated on page 31, "the Fund may invest up to 25% of its total assets in fixed-income securities rated in the lower rating categories of recognized statistical rating agencies, such as securities rated "CCC" or lower by S&P or "Caa" or lower by Moody's, Inc." In addition, on page 3 of the Statement of Additional Information it states, "the Fund may invest up to 10% of its total assets in securities of issuers in default." If appropriate, please include in the Prospectus Summary the risks associated with investing in "Junk Bonds" and issuers in default. In addition, please consider changing the heading "Special Risk Considerations" to "Risks."

         The Fund has complied with your comment by adding disclosure discussing the risks of "Lower Rated Securities" to the Prospectus Summary. The Fund has also changed the heading "Special Risk Considerations" to "Risks."

Table of Fees and Expenses
--------------------------

4. Please disclose in a footnote to the fee table that other expenses include the expense from short sales.

         While the Fund has the ability to make short sales of securities, it has not engaged in short sales in the past fiscal year. Accordingly, the Fund's historical expense ratio does not, in fact, include the expenses of any short sales and the Fund respectfully declines to add the requested disclosure.

5. On page 5 under the heading "Information Regarding the Investment Adviser" it states, "the Fund pays the Investment Adviser a monthly fee at the annual rate of 1.00% of the Fund's average weekly net assets." However, in the fee table on page 9, the management fee is 1.21%. Please reconcile the apparent inconsistency. In addition, please

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October 14, 2004
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supplementally explain footnote (2) to the fee table that explains the calculation for the waiver of advisory fees.

         The Fund's investment advisory contract provides that it pays the Investment Adviser a monthly fee at the annual rate of 1.00% of the Fund's average weekly net assets which for this purpose includes the liquidation value of the Fund's outstanding preferred shares. The Fund has corrected its disclosure accordingly. The 1.21% management fee in the fee table represents this advisory fee as an amount attributable to the Fund's common shares.

         Footnote (2) explains the Investment Adviser's voluntary fee waiver with respect to fees earned on the Fund's outstanding leverage. Like many closed-end funds, the Fund utilizes leverage in an attempt to increase returns to common shareholders. Under this leverage strategy, the Fund creates leverage in the form of preferred shares and uses the proceeds to purchase additional investments. The Fund's common shareholders benefit if the returns earned on securities purchased with leverage earn more than the amount the Fund must pay to the preferred shareholders. The Investment Adviser has essentially agreed to waive its advisory fee attributable to the Fund's preferred shares if the net asset total return to the Fund's common shares is less than the dividend rate or cost of the Fund's preferred shares.

The Subscription Price
----------------------

6. Please explain supplementally the calculation for the subscription price.

         The pricing committee of the Fund's board of trustees sets the subscription price pursuant to delegated authority by the full board of trustees. The pricing committee sets the price consistent with its fiduciary duties to the Fund and its shareholders.

Forward-Looking Statements
--------------------------

7. The section entitled "Special Note Regarding Forward-Looking Statements" (page 43) attempts to limit liability for forward-looking statements. Please delete them. Statements relating to investment companies and statements made in connection with initial public offerings are excluded from the safe harbor for forward-looking statements. See Section 21E(b)(2)(B) & (D) of the Securities Exchange Act of 1934.

         We have complied with your comment by eliminating this disclosure.

                      STATEMENT OF ADDITIONAL INFORMATION
                      -----------------------------------

Investment Objectives and Policies
----------------------------------

8. Under the heading "Investment Practices," please disclose the limit to which the Fund may invest in options, if any.

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October 14, 2004
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         The Fund has complied with your comment by adding disclosure that it may invest in options to the extent permitted by the rules of the Commodity and Futures Trading Commission and other applicable laws.

Investment Advisory and Administrative Arrangements
---------------------------------------------------

9. Please revise the disclosure so as to discuss all of the material factors considered by the Board. Do not merely list the issues. The discussion should relate the issues to the specific circumstances of the registrant and the Investment Adviser. Describe in reasonable detail the decisions reached by the Board that formed the basis of its decision to approve the contract. Avoid conclusory statements. See Item 18.13 of Form N-2 and the discussion in Release No. IC-24816, "Role of Independent Directors of Investment Companies," (February 15, 2001).

         The Fund has complied with your comment by adding additional disclosure regarding the approval of its investment advisory agreement.

Financial Statements
--------------------

10. Pursuant to Article 3-18(c) of Regulation S-X, if the most current statement of assets and liabilities in a filing is as of a date 245 days or more prior to the date the filing is expected to become effective, the financial statements shall be updated with a statement of assets and liabilities as of an interim date within 245 days. In addition, the statements of operations and changes in net assets shall be provided for the interim period between the end of the most recent fiscal year and the date of the most recent interim statement of assets and liabilities filed. The financial statements incorporated by reference are as of December 31, 2003 which is more than 245 days prior to the effective date of this filing.

         The Fund has complied with your comment by adding its semi-annual financial highlights for the period ended June 30, 2004 to the financial highlights in the prospectus and by incorporating the Fund's semi-annual financial statements for the period ended June 30, 2004 by reference to its most recent semi-annual report.

                                    GENERAL
                                    -------

11. We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendments.

         The Fund understands that you may have additional comments on the Registration Statement.

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October 14, 2004
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12. If you intend to omit certain information from the form of prospectus included with the registration statement that is declared effective in reliance on Rule 430A under the Securities Act, please identify the omitted information to us supplementally, preferably before filing the Fund's final pre-effective amendment.

         The Fund intends to omit certain information primarily relating to the pricing of the offering from the form of prospectus included in the registration statement to be declared effective. This information may include:
(i) the aggregate number of rights to be offered; (ii) the subscription price;
(iii) the proceeds to the Fund on a per share and aggregate basis; (iv) the dates of the prospectus and statement of additional information; (v) the total number of shares available for the primary subscription and oversubscription privilege; and (vi) other non-material information.

13. Please advise us if you have submitted or expect to submit an exemptive application or no-action request in connection with your registration statement.

         The Fund does not expect to submit an exemptive application in connection with the offering.

14. Response to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 of the Securities Act. Where no change will be made in the filing in response to a comment, please indicate this fact in a supplemental letter and briefly state the basis for your position.

         The responses indicated in this letter have been made in a pre-effective amendment to the Registration Statement.


                                  TANDY LETTER
                                  ------------

         The Fund has enclosed a copy of the requested Tandy Letter as an attachment to this response.

                                 * * * * *

         We believe that the Fund's responses adequately respond to your comments. Please feel free to contact either myself at (212) 735-3556 or Richard Prins at (212) 735-2790 should you wish to discuss any of these comments further.

                                                              Very Truly,

                                                              /s/Edward Meehan

                                                              Edward Meehan